ATTACHMENT FOR CURRENT FILING OF N-SAR

SUB-ITEM 77C

On September 20, 2016, a Special Meeting of the shareholders of Franklin Templeton Founding Allocation Trust and Lifestyle Growth PS Series was held at 601 Congress Street, Boston, Massachusetts 02210 at 10:00 a.m. Eastern Time for the purpose of considering and voting upon:

Lifestyle Growth PS Series

Proposal One: Approval of an Agreement and Plan of Reorganization providing for the reorganization of Franklin Templeton Founding Allocation Trust into Lifestyle Growth PS Series.

PROPOSAL ONE PASSED ON September 20, 2016.

For	Against	Abstain
71,708,756.102	3,341,969.091	7,991,549.495

On September 20, 2016, a Special Meeting of the shareholders of International Core Trust and International Value Trust was held at 601 Congress Street, Boston, Massachusetts 02210 at 10:00 a.m. Eastern Time for the purpose of considering and voting upon:

International Value Trust

Proposal Two: Approval of an Agreement and Plan of Reorganization providing for the reorganization of International Core Trust into International Value Trust.

PROPOSAL TWO PASSED ON September 20, 2016.

For	Against	Abstain
54,118,099.785	1,829,732.812	3,981,184.964

On September 20, 2016, a Special Meeting of the shareholders of U.S. Equity Trust and 500 Index Trust B was held at 601 Congress Street, Boston, Massachusetts 02210 at 10:00 a.m. Eastern Time for the purpose of considering and voting upon:

500 Index Trust B

Proposal Three: Approval of an Agreement and Plan of Reorganization providing for the reorganization of U.S. Equity Trust into 500 Index Trust B.

PROPOSAL THREE PASSED ON September 20, 2016.

For	Against	Abstain
30,091,896.144	1,074,164.154	2,432,235.085